Exhibit 99.1

March 8, 2011

To the shareholders:

Electro-Sensors, Inc. was started by Jim Slattery, the first president of the company. Jim introduced the first product which monitored the level of dry bulk material in storage bins and hoppers. Later on, Pete Peterson joined the company and worked in our investments area and advised in other areas of the company. Both men were instrumental in the development and expansion of the company. Their number one core value was to listen to the customer and respond to their needs. Jim Slattery passed away in 1996, and Pete Peterson passed away in January 2011. We remember and honor both of them in this annual report. All of us here at Electro-Sensors, Inc. make it our main focus daily to keep this same core value of listening and responding to customer needs. Our products are known industry-wide as very rugged and reliable solutions that customers can depend on to accurately monitor and control their processes and systems.

          Sales in the Controls division increased 4.9% over 2009 with a total sales amount of $5,794,000. Production machinery builders, grain and feed plants, and plant expansion projects were three strong areas for our products in this past year. Rising demand for food and agricultural products requires plants to be more efficient and also produce greater output. As plants expand and processes are monitored more closely, this provides opportunities for our products to be used. We continue to reach out to new and existing customers with our direct sales team and also with our representatives. During the year, we added new manufacturer’s representative coverage in western Canada. New products introduced during the year include the Series 18 speed sensor family that has single channel and quadrature channel outputs for interfacing to the various inputs of control systems used around the world. Another new product was the belt misalignment sensor door with sliding sensor mount for enclosed conveyors and smaller bucket elevators. Numerous product enhancements were made to existing products. Our product line now includes products to monitor the shaft speed, gate and valve position, bearing temperature, belt misalignment, material levels, and vibration of machines and processes.

          The AutoData Systems division experienced an increase in sales of 7.1%, although we see continued funding difficulties at health care facilities and universities that use AutoData Systems’ products.

          Electro-Sensors, Inc. is an ISO9001:2008 certified company which means that we employ processes and techniques to improve not only our products, but also our service to our customers. This certification requires an annual audit by Bureau Veritas covering all aspects of our system. I am proud to say we passed our Quality Management System audit with no non-conformances. Thank-you to our dedicated employees for their work in making this happen!

          A dividend of $0.04 per share was paid each quarter to our shareholders reflecting a strong balance sheet. Your company, Electro-Sensors, Inc. is made up of employees, representatives, and distributors that all are committed to meeting the needs of the customer with great products and service. I want to say thank-you to each of them for their part in the company’s success. It definitely is a team effort! Thank-you also to you, our shareholders, for your support and confidence in our work here! Please join us for our annual meeting on April 20, 2011 at the Sheraton Minneapolis West Hotel in Minnetonka at 2:00 p.m.

Sincerely,

Bradley D. Slye